UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2015

CECO Environmental Corp.

(Exact Name of registrant as specified in its charter)

Delaware	000-7099	13-2566064
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4625 Red Bank Road, Cincinnati, OH	45227
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 513-458-2600

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On May 3, 2015, CECO Environmental Corp., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PMFG, Inc., a Delaware corporation (“PMFG”), Top Gear Acquisition Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Top Gear Acquisition II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Merger Sub II”). The Merger Agreement provides for, among other things, (1) the merger of PMFG with and into Merger Sub, with PMFG as the surviving entity (the “First Merger”), and (2) a subsequent merger whereby PMFG will merge with and into Merger Sub II, with Merger Sub II as the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”). As a result of the Mergers, the separate corporate existence of PMFG will cease, and Merger Sub II will continue as the surviving entity and a wholly owned subsidiary of the Company.

At the effective time of the First Merger, PMFG’s stockholders may elect to exchange each share of PMFG common stock held by such stockholder for either $6.85 in cash or a number of shares of Company common stock equal to a fraction (the “Exchange Ratio”), the numerator of which is $6.85 and the denominator of which is the volume-weighted average trading price of the Company common stock for the 15-trading day period ending on the last trading day before the closing of the acquisition, subject to a collar so that there will be a maximum Exchange Ratio of 0.6456 shares of Company common stock for each share of PMFG common stock and a minimum Exchange Ratio of 0.5282 shares of Company common stock for each share of PMFG common stock. Overall elections are subject to proration so that in the aggregate approximately 45% of the PMFG shares will be exchanged for cash and 55% for shares of Company common stock.

The Merger Agreement is not subject to any financing contingency. The Company intends to finance the cash portion of the acquisition price with debt and cash on hand. The Company has obtained a commitment for the financing necessary to complete the transaction, see “Commitment Letter” below.

The First Merger is subject to adoption of the Merger Agreement by PMFG’s stockholders and the issuance of Company stock pursuant to the Merger Agreement is subject to approval by the Company’s stockholders. Consummation of the first Merger is subject to the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”). In addition, the consummation of the Mergers is subject to other customary closing conditions, including antitrust approval.

The Company and PMFG have made customary representations, warranties and covenants in the Merger Agreement. The Merger Agreement provides that, for the 45 business day period commencing on the first business day after May 3, 2015, PMFG may, directly or indirectly, initiate, solicit and encourage any offer, proposal or inquiry from a third party relating to the potential acquisition of PMFG. Additionally, the Merger Agreement contains certain termination rights for both the Company and PMFG, and further provides that, upon termination of the Merger Agreement under certain circumstances, PMFG may be obligated to pay the Company a termination fee and/or reimburse the Company’s expenses. The amount of such payments varies based on the reason for the termination. For example, if (i) PMFG enters into an agreement for a “superior proposal” (as defined in the Merger Agreement), such termination fee is an amount equal to $1,600,000 plus up to $1,600,000 of expense reimbursement, (ii) PMGs’ shareholders vote not to adopt the Merger Agreement PMFG will be liable for expense reimbursement of an amount up to $1,600,000, and (iii) in all other cases in which the termination fee is payable, such fee is in an amount equal to $4,800,000 without any expense reimbursement. In certain other circumstances upon termination of the Merger Agreement by the Company, including specified failures by the Company to obtain financing, the Company may be required to pay PMFG a reverse termination fee in an amount equal to $9,600,000 or, in the case that the Company’s stockholders do not approve the issuance of stock constituting the stock consideration payable by the Company, the Company will be obligated to reimburse PMFG’s expenses in an amount up to $1,000,000.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Company, PMFG, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; are solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company or PMFG or any of their respective subsidiaries or affiliates. The Company’s disclosure schedule contains information that has been included in the Company’s prior public disclosures, as well as non-public information. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company and PMFG. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Mergers that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the parties will file in connection with the Mergers, as well as in the other filings that each of the Company and PMFG make with the SEC.

Commitment Letter

In connection with the execution of the Merger Agreement, the Company entered into a commitment letter, dated May 3, 2015 (the “Commitment Letter”), with Bank of America, N.A., as administrative agent and as collateral agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger and sole book runner. The Commitment Letter provides for (a) an additional senior secured amortizing term loan facility in the aggregate principal amount of $27,100,000 (the “Increase Commitment”), (b) an amendment (the “Amendment,” together with the Increase Commitment, the “Amendment and Increase”) to the Credit Agreement, dated as of August 27, 2013, by and among the Company, Bank of America, N.A. as administrative agent, and the lenders party thereto (the “Credit Agreement”) to allow for the Mergers under the Credit Agreement and (c) replacement facilities to refinance the senior credit facilities under the Credit Agreement, if the Amendment and Increase are unable to be achieved (the “Replacement Facilities”). The Amendment and Increase or the Replacement Facilities may be used to finance a portion of the aggregate cash consideration of, and to pay the fees and expenses in connection with, the Mergers, to repay certain existing indebtedness of the Company, PMFG and their respective subsidiaries, and to provide working capital to the Company and its subsidiaries from and after the closing of the Mergers. Pursuant to the terms of the Commitment Letter, the definitive agreements to be entered into with respect to the Amendment and Increase or Replacement Facilities will contain (x) representations and warranties customary for transactions of this type, and (y) covenants customary for transactions of this type and borrowers of similar creditworthiness. The closing of the Amendment and Increase or Replacement Facilities will be subject to the satisfaction of certain conditions, including (a) no material adverse effect having occurred with respect to the Company and its subsidiaries or PMFG and its subsidiaries, in each case, taken as a whole, (b) the negotiation, execution and delivery of definitive loan and security documentation for the senior credit facilities under the Credit Agreement, and (c) other customary closing conditions more fully set forth in the Commitment Letter.

A copy of the Commitment Letter is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter.

Voting Agreement

In connection with the execution of the Merger Agreement, on May 3, 2015, Icarus Investment Corp. and Jason DeZwirek entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, Icarus Investment Corp. and Mr. DeZwirek have each agreed to vote all of their respective shares of Company common stock in favor of the issuance by the Company of shares of Company common stock to be issued in connection with the closing of the First Merger, constituting the stock consideration payable by the Company, and any other action required to consummate the First Merger that may be submitted to a vote of the stockholders of the Company. They also have granted a proxy to PMFG to vote their respective shares of Company common stock in such manner.

Item 7.01.	Regulation FD Disclosure.

On May 4, 2015, the Company and PMFG announced that they had entered into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

On May 4, 2015, the Company and PMFG will hold a joint conference call with investors to provide supplemental information regarding the Mergers. A copy of the Investor Presentation Slides dated May 4, 2015, is furnished here as Exhibit 99.2. A copy of the Frequently Asked Questions Distributed to Certain Peerless Employees is furnished here as Exhibit 99.3. A copy of the Talking Points for Telephone Calls to Be Placed to Peerless Customers and Suppliers is furnished here as Exhibit 99.4. A copy of the Memorandum to All Peerless Employees dated May 4, 2015, is furnished here as Exhibit 99.5. A copy of the Memorandum to All Company Employees dated May 4, 2015, is furnished here as Exhibit 99.6. Exhibits 99.1 and 99.2 are incorporated herein by reference.

The information contained in, or incorporated into, this Item 7.01, including Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

Important Information for Investors and Stockholders

The information in this Form 8-K is not a substitute for the prospectus/proxy statement that CECO Environmental Corp. (“CECO”) and PMFG, Inc. (“PMFG”) will file with the SEC, which will include a prospectus with respect to shares of CECO common stock to be issued in the merger and a proxy statement of each of CECO and PMFG in connection with the merger between CECO and PMFG (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of CECO and PMFG when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. CECO’s AND PMFG’s SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by CECO and PMFG will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) CECO Environmental Corp. by mail at 4625 Red Bank Road Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations, by telephone at 800-333-5475 or by going to CECO’s Investor page on its corporate website at www.cecoenviro.com; or (2) PMFG, Inc. by mail at 14651 North Dallas Parkway Suite 500, Dallas, Texas 75254, Attention: Investor Relations, by telephone at 877-879-7634, or by going to PMFG, Inc.’s Investors page on its corporate website at www.pmfginc.com. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of CECO and PMFG as of their respective record dates.

The information in this Form 8-K is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

CECO and PMFG, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions and may have direct or indirect interests in the proposed transactions. Information about the directors and executive officers of CECO is set forth in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 10, 2015, and in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of PMFG is set forth in the proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on October 16, 2014, and in its Annual Report on Form 10-K for the fiscal year ended June 28, 2014, which was filed with the SEC on September 10, 2014. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the Prospectus/Proxy Statement for such proposed transactions when it becomes available.

Safe Harbor for Forward-Looking Statements

Any statements contained in this Form 8-K other than statements of historical fact, including statements about management’s beliefs and expectations of the proposed merger and related transactions and future results, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated accordingly. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “target,” “should,” “may,” “will” and similar expressions and their negative forms are intended to identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability to complete the proposed merger and related transactions between CECO and PMFG; the receipt of regulatory and shareholder approvals; the availability of financing contemplated by the bank commitment obtained by CECO; the ability to successfully integrate CECO’s and PMFG’s operations, product lines, technologies and employees; the ability to realize revenue and customer growth opportunities, combined revenue goals, marketing and cost synergies from the proposed merger between CECO and PMFG in a timely manner or at all; factors related to the businesses of CECO and PMFG including economic, political and financial market conditions generally and economic conditions in CECO’s and PMFG’s target markets; dependence on fixed-price contracts and the risks associated with those contracts, including actual costs exceeding estimates and method of accounting for contract revenue; fluctuations in operating results from period-to-period due to cyclicality of the businesses; the effect of the merger and related transactions on each of CECO’s and PMFG’s infrastructure, resources, and existing sales; the ability to expand operations in both new and existing markets; the potential for contract delay or cancellation; changes in or developments with respect to any litigation or investigation; unknown, underestimated or undisclosed commitments or liabilities; the potential for fluctuations in prices for manufactured components and raw materials; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties, which may make it more difficult to maintain business and operational relationships; the substantial amount of debt expected to be incurred in connection with the proposed merger and CECO’s ability to repay or refinance it, incur additional debt in the future or obtain a certain debt coverage ratio; diversion of management time from each of CECO’s and PMFG’s ongoing operations; the impact of federal, state or local government regulations; and the effect of competition in the air pollution control and industrial ventilation industry.

These and other risks and uncertainties are discussed in more detail in CECO’s and PMFG’s current and future filings with the SEC, including CECO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on March 18, 2015 and PMFG’s Annual Report on Form 10-K for the fiscal year ended June 28, 2014 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on September 10, 2014. Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only as of the date the statement is made. All forward-looking statements attributable to CECO or PMFG or persons acting on behalf of either CECO or PMFG are expressly qualified in their entirety by the cautionary statements and risk factors contained in this Form 8-K and CECO’s and PMFG’s respective filings with the SEC. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, neither CECO nor PMFG undertakes any obligation to update or review any forward-looking statement or information, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger by and among PMFG, Inc., CECO Environmental Corp., Top Gear Acquisition Inc. and Top Gear Acquisition II LLC, dated as of May 3, 2015.

10.1	Commitment Letter, dated May 3, 2015, from Bank of America, NA and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.1	Joint Press Release, dated May 4, 2015.

99.2	Investor Presentation Slides, dated May 4, 2015.

99.3	Frequently Asked Question Distributed to Certain Peerless Employees.

99.4	Talking Points for Telephone Calls to Be Placed to Peerless Customers and Suppliers.

99.5	Memorandum to All Peerless Employees, dated May 4, 2015.

99.6	Memorandum to All CECO Employees, dated May 4, 2015

*	The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 4, 2015	CECO ENVIRONMENTAL CORP.

	By:	/s/ Jason DeZwirek
Chairman

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger by and among PMFG, Inc., CECO Environmental Corp., Top Gear Acquisition Inc. and Top Gear Acquisition II LLC, dated as of May 3, 2015.

10.1	Commitment Letter, dated May 3, 2015, from Bank of America, NA and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.1	Joint Press Release, dated May 4, 2015.

99.2	Investor Presentation Slides, dated May 4, 2015.

99.3	Frequently Asked Question Distributed to Certain Peerless Employees.

99.4	Talking Points for Telephone Calls to Be Placed to Peerless Customers and Suppliers.

99.5	Memorandum to All Peerless Employees, dated May 4, 2015.

99.6	Memorandum to All CECO Employees, dated May 4, 2015

*	The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.